PACIFIC RIM MINING CORP.

(an exploration stage enterprise)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2011 and 2010

Expressed in US Funds

(Unaudited)

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Condensed Interim Consolidated Statements of Financial Position
As at July 31, 2011
In thousands of U.S. Dollars
(Unaudited)

	July 31,	April 30,	May 1,
ASSETS	2011	2011	2010
Current Assets
Cash and cash equivalents	$1,978	$258	$1,333
Short-term investments	1,938	787	-
Receivables, deposits and prepaids	194	150	81
	4,110	1,195	1,414

Equipment and leasehold improvements (Note 5)	35	8	38
Resource property costs (Note 6)	5,492	5,454	5,454
Restricted Cash	24	24	21
	$9,661	$6,681	$6,927

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 9)	$1,671	$1,642	$1,580
	1,671	1,642	1,580

Derivative warrant liability (Note 7)	1,268	1,649	1,482
	2,939	3,291	3,062

SHAREHOLDERS’ EQUITY
Share Capital Subscribed	-	93	-
Share Capital (Note 8)	90,021	86,955	84,133
Contributed Surplus	4,470	4,323	3,942
Deficit	(87,769)	(87,981)	(84,210)
	6,722	3,390	3,865

	$9,661	$6,681	$6,927

Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 6 (a))
Contingency (Note 11)
Commitments (Note 10)

APPROVED BY THE BOARD OF DIRECTORS:

“David K. Fagin”, Director

“Thomas C. Shrake”, Director

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
For the Three Months Ended July 31
In thousands of U.S. Dollars, except for per share amounts
(Unaudited)

	2011	2010

Expenses (Income)

Exploration	$328	$196
General and administrative	307	254
Stock based compensation (Note 8)	71	54
Amortization	2	18
CAFTA lawsuit (Note 6(a))	133	707
Foreign exchange loss (gain)	4	22
Unrealized gains on derivative liability (Note 7)	(1,031)	(388)
Other income	(26)	(18)

Net Income (Loss) and Comprehensive Income (Loss) for the Period	$212	$(845)

Loss Per Share - Basic and Diluted	$(0.00)	$(0.01)

Weighted Average Number of Shares Outstanding	167,857,141	130,308,308

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Condensed Interim Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars
(Unaudited)

	Share Capital Common Shares		Share Capital	Contributed Surplus	Accumulated Deficit	Total
			Subscribed
	Number	$	$	$	$	$
Balance – April 30, 2010	130,308,308	84,133	-	3,942	(84,210)	3,865
Stock-based compensation	-	-	-	54	-	54
Loss for the three months	-	-	-	-	(845)	(845)
Balance – July 31, 2010	130,308,308	84,133	-	3,996	(85,055)	3,074
Private placement
- Units issued for cash	19,600,000	2,872	-	-	-	2,872
- Fair value finders’ units	660,000	89	-	14	-	103
Share issuance costs
- Finders’ units	-	(89)	-	-	-	(89)
- Finders’ warrants	-	(32)	-	32	-	-
- Cash	-	(18)	-	-	-	(18)
Stock-based compensation	-	-	-	281	-	281
Share capital subscribed	-	-	93	-	-	93
Loss for the nine months	-	-	-	-	(2,926)	(2,926)
Balance – April 30, 2011	150,568,308	86,955	93	4,323	(87,981)	3,390
Private placement
- Units issued for cash	17,600,000	3,213	(93)	-	-	3,120
- Fair value finders’ units	233,400	43	-	9	-	52
Share issuance costs
- Finders’ units	-	(43)	-	-	-	(43)
- Finders’ warrants	-	(67)	-	67	-	-
- Cash	-	(118)	-	-	-	(118)
Shares issued for property	200,000	38	-	-	-	38
Stock-based compensation	-	-	-	71	-	71
Net income for the three months	-	-	-	-	212	212
Balance – July 31, 2011	168,601,708	90,021	-	4,470	(87,769)	6,722

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Condensed Interim Consolidated Statements of Cash Flows
For the Three Months Ended July 31
In thousands of U.S. Dollars
(Unaudited)

	2011	2010
Operating Activities
Income (loss) for the period from continuing operations	$212	$(845)
Items not affecting cash:
Depletion, depreciation and amortization	2	18
Unrealized gains from warrant liability	(1,056)	(388)
Unrealized foreign exchange	9	-
Stock-based compensation	71	54
	(762)	(1,161)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	29	455
Receivables, deposits and prepaids	(44)	(45)
Cash Flow used for Operating Activities	(777)	(751)

Investing Activities
Net short term investment purchase	(1,160)	-
Purchase of property, plant and equipment	(29)	-
Cash Flow Used For Investing Activities	(1,189)	-

Financing Activities
Shares issued for cash, net of issuance cost	3,686	-
Cash Flow Provided by Financing Activities	3,686	-

Change in Cash and Cash Equivalents	1,720	(751)

Cash and Cash Equivalents – Beginning of Period	258	1,333

Cash and Cash Equivalents – End of Period	$1,978	$582

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

1.	Nature of Operations and Going Concern

The Company is involved in the exploration and development of gold properties. The Company owns a 100% interest in the mineral property known as El Dorado, located in El Salvador, and carries out exploration activities in the United States and Central America.

The Company has not yet confirmed whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that cast substantial doubt on the validity of that assumption. During the period ended July 31, 2011, the Company had income of $212 and as at July 31, 2011 has an accumulated deficit of $87,769. The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and CAFTA arbitration and negotiation (Note 6(a)). The legal costs for CAFTA are substantial.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company anticipates that it will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration and CAFTA costs. There can be no assurance the Company will be successful in this endeavour.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

2.	Basis of Preparation and First Time Adoption of IFRS

We prepare our financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in the interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

The interim condensed consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections disclosed below, we have consistently applied the same accounting policies in our opening IFRS balance sheet as at May 1, 2011 and throughout all periods presented, as if these policies had always been in effect. Note 13 discloses the impact of the transition to IFRS on our reported statement of financial position, comprehensive loss and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended April 30, 2011.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

The policies applied in the interim consolidated financial statements are presented in Note 3 and are based on IFRS issued and outstanding as of September 13, 2011, the date the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending April 30, 2011 could result in restatement of the interim consolidated financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with our Canadian GAAP annual financial statements for the year ended April 30, 2011. Note 13 discloses IFRS information for the year ended April 30, 2011 that is material to the understanding of the condensed interim consolidated financial statements. We applied IFRS 1 in preparing the first IFRS interim consolidated financial statements.

All dollar amounts are presented in US dollars unless otherwise specified.

3.	Significant Accounting Policies

This summary of significant accounting policies described below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated. The exemptions we have taken in applying IFRS for the first time are set out in Note 13.

a) Consolidation

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (U.S.) Inc., Pacific Rim Exploration Inc., Pacific Rim Cayman, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Minera Verde S.A., Pacrimco S.A., Pac Rim Caribe III and its wholly-owned subsidiaries International Pacific Rim S.A and Pacific Rim Chile Limitada. All significant intercompany transactions and balances have been eliminated.

b) Significant Accounting Estimates and Judgements

The preparation of the interim consolidated financial statements, in conformity with IAS 34 and IFRS 1, requires estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where judgment is applied include the determination of the functional currency, the carrying value and recoverability of mineral property costs, estimated depreciable lives of equipment, and inputs used in accounting for share-based compensation. Actual results could differ from our estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

c)    Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and of all of its subsidiaries is the United States (“US”) Dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

The interim consolidated financial statements have been prepared in US dollars in accordance with IAS 21. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the period end date exchange rates. Non-monetary items which are measured using historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The Company’s presentation currency is the US dollar.

d)    Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of three months or less at the purchase date.

e)    Short Term Investments

Short term investments are comprised of interest-bearing deposits with a term to maturity from inception of greater than three months and less than one year.

f)    Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i)

Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income. Gains and losses arising from changes in fair value are presented in the statement of income within other gains and losses in the period in which they arise. Financial assets and liabilities at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non-current.

(ii)

Available-for-sale investments: Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company does not hold any available-for-sale assets.

(iii)

Held-to-Maturity investments: Held-to-maturity investments are non-derivatives that are designated in this category where the Company’s intent is to hold the investment to maturity. Held-to-maturity investments are initially measured at fair value including transaction costs, and subsequently carried at amortized cost. The Company does not hold any held-to- maturity assets.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

(iv)

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise of cash and cash equivalents, short term investments, other receivables, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)

Financial liabilities at amortized cost: Financial instruments held by the Company and classified in this category include trade payables and accrued liabilities. Trade payables and accrued liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, trade payables and accrued liabilities are measured at amortized cost using the effective interest method.

The effective interest rate method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial instrument.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

(vi)

Derivative financial instruments: Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss (“FVTPL”) and accordingly are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains (losses) in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Share Purchase Warrants when issued in connection with the closing of previous equity financing, the Company has issued units consisting of share capital and share purchase warrants. These share purchase warrants are classified as financial liabilities and are measured at FVTPL with fair value determined using the Black-Scholes valuation model. The fair value of these instruments is subject to change based on the fluctuation in the market value of the Company’s share purchase warrants, which is impacted by the Company’s share price and foreign exchange rates. Warrants that have been issued to agents for services provided for a capital raising transaction are not classified as a financial liability of the Company. The initial fair value of these warrants have been recognized as a share issuance costs and included in contributed surplus.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

g)    Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss as follows:

(i)

Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to the statement of loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. Impairment losses on available-for-sale equity instruments are not reversed.

h)    Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of loss during the period they are incurred.

The major categories of equipment and leasehold improvements are depreciated on a straight-line basis as follows:

Office furniture and equipment	1-5 years
Computer equipment	2-5 years
Computer software	2-5 years

The Company allocates the amount initially recognized to each asset’s significant components and depreciates each component separately. Residual values, amortization methods and useful lives of the assets are reviewed periodically and adjusted on a prospective basis as required.

Gains and losses on disposals of equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the statement of loss.

i)    Mineral Properties and Exploration Costs

The Company capitalizes the direct costs of acquiring mineral property interests. Option payments are considered acquisition costs if the Company has the intention of exercising the underlying option.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration and development costs are capitalized. Exploration costs include value-added taxes because the recoverability of these amounts are uncertain.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

Ownership in mineral properties involves certain interest risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

j)    Impairment of Non-financial Assets

The carrying amounts of non-financial assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Non-financial assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized in the statement of loss.

k)    Provisions

(i)    Decommissioning and restoration provision: Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the pre-tax rate, risk specific to the liability.

The liability is also accreted to full value over time through periodic charges to earnings. This unwinding of the discount is charged to financing expense in the statement of income.

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value and amortized to earnings. The method of amortization follows that of the underlying asset. The costs related to a decommissioning and restoration provision are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit.

(ii)  Other provisions: Provisions are recognized when a current legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate pre-tax rate, risk specific to the liability.

l)    Income Taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

Tax on income in interim periods is accrued using the tax rate that would be applicable to expected total annual earnings.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis.

m)    Share Capital

Share capital issued as non-monetary consideration is recorded at an amount based on fair market value of the shares issued.

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a pro-rated basis on a relative fair value as follows: the fair value of common shares is based on the price at market close on the date the units are issued and the fair value of the common share purchase warrants is determined using a Black-Scholes pricing model.

n)    Stock-based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes fair value based method. For employees, the Company recognizes stock based compensation expense based on the estimated fair value of the options on the date of the grant. For non-employees, the fair value of the options is based on the fair value of services received and recognized at the time of services rendered. The fair value of the options is recognized over the vesting period of the options granted as stock based compensation expense and corresponding adjustment to contributed surplus. The number of options expected to vest is periodically reviewed and the estimated option forfeiture rate is adjusted as required throughout the life of the option. Upon exercise these amounts are transferred to share capital.

o)    Earnings (Loss) per Share

Basic loss per share is computed by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and their equivalents are reflected in diluted earnings per share by application of the treasury stock method. Since the Company has losses, the assumed exercise of outstanding stock options has not been included in this calculation as it would be anti-dilutive.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

4.	Financial Instruments

a) Financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities

Level 2 – Inputs other than quoted prices that are directly or indirectly observable for the asset or liability; and

Level 3 – Inputs that are not based on observable market data.

The carrying values of receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments

b)    Management of capital risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or obtain debt financing. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments.

c)    Management of financial risk

(i)	Market Risks

Commodity Price Risk

The Company is subject to price risk from fluctuations in the market price of gold, and silver which in turn is affected by numerous factors including central bank policies, producer hedging activities, the value of the US dollar relative to other major currencies, global demand and supply and global political and economic conditions. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. The carrying value of the Company’s mineral property costs could be adversely affected by any reductions in the long term prices of gold and silver.

Foreign Currency Risk

The Company’s exposure to foreign currency risk is primarily related to Canadian dollar- denominated transactions. The Company does not enter into foreign exchange contracts to manage this exposure. At July 31, 2011 the impact of a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase or decrease of $269 in the Company’s net earnings.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet its operating commitments. The Company seeks to manage liquidity by maintaining adequate cash and cash equivalent balances to meet its short term commitments and by raising equity or debt financing as required to meet long term commitments. As disclosed in note 1, the Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include Pacific Rim’s performance as measured by various factors including the progress and permitting of the El Dorado project, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at July 31, 2011:

			2014 and
	2012	2013	later	Total
	$	$	$	$

Accounts payable	1,671	-	-	1,671
Operating leases	31	31	-	62
Totals	1,702	31	-	1,733

(iii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the investments included in cash and cash equivalents is limited because these investments are generally held to maturity. Based on the amount of cash and cash equivalents invested as at July 31, 2011 and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $0.02 million in the interest earned by the Company per annum.

(iv)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit risk the Company is exposed to is 100% of cash and cash equivalents, short-term investments and receivables.

The Company’s cash and cash equivalents, and short-term investments are held through large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks. These investments mature at various dates over the current operating period. Receivables consist of HST receivable from the government of Canada and other receivables.

5.	Equipment and Leasehold Improvements

	July 31, 2011	April 30, 2011	May 1, 2010
Office Equipment and Vehicles	$405	$376	$376
Accumulated depreciation	(370)	(368)	(338)
	$35	$8	$38

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

6.	Resource Property Costs

a)     El Dorado

	July 31, 2011	April 30, 2011	May 1, 2010

Mining Property Acquisition Costs – El Dorado	$5,454	$5,454	$5,454
Resource Property Acquisition Costs – Hog Ranch	38	-	-
	5,492	$5,454	$5,454

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. El Dorado is subject to a 3% net smelter return royalty. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area. In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has concluded it must seek a legal remedy to secure its right to develop the El Dorado project.

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. filed international arbitration proceedings against the Government of El Salvador under the Central America-Dominican Republic-United States of America Free Trade Agreement ("CAFTA") in its own name and on behalf of its three wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado Exploraciones, Sociedad Anónima de Capital Variable.

The arbitration will be administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the International Centre for Settlement of Investment Disputes ("ICSID"). ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

On May 31, and June 1, 2010, hearings on a preliminary objection filed by the GOES, which sought to dispose of nearly all of the claims brought by PacRim against GOES under CAFTA and the Investment Law of El Salvador, were held. On August 2, 2010 the ICSID tribunal panel that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favour of PacRim, rejecting all of the arguments made by the GOES in its Preliminary Objection.

Between May 2 and 4, 2011, hearings on a jurisdiction objection filed by the GOES in relation to PacRim’s action under CAFTA and the Investment Law of El Salvador took place at the ICSID headquarters in Washington, DC. The purpose of these objection hearings was for the ICSID Tribunal to hear objections filed by the GOES in August 2010 wherein the GOES asserts that ICSID does not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. A ruling on the Jurisdiction Objection is not expected until late calendar 2011.

The Company is unable to determine an outcome of the jurisdiction objection and is also unable to determine the outcome of its international arbitration proceedings against the GOES under CAFTA. As at April 30, 2011, the Company has now incurred $3.8 million in preliminary objections relating to its arbitration proceedings.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

Measurement uncertainty:

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under CAFTA as noted above. In addition, because of CAFTA, the Company has not had the ability to confirm or renew its exploration licences as a result of the claims that are under the CAFTA arbitration. If the Company is unsuccessful in obtaining a permit for El Dorado or in its CAFTA claim, or is impacted by other factors beyond the control of the Company, this would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

b)    Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares. The agreement was amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. The agreement was amended in February 2010 to adjust the fourth anniversary payment date to be the earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company
Advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200 in shares of the Company
Fourth payment - Payment date is earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015	300,000 shares or $300 in shares of the Company
Fifth payment – due on anniversary of fourth payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10,000 (inclusive of the value of the advance royalty payments made).

Upon TSX approval of the original agreement, 50,000 shares were issued on March 8, 2006. Upon TSX approval of the 2006 amended agreement, 100,000 shares and 100,000 warrants of the Company were issued on November 8, 2006. On February 13, 2007, February 11, 2008, and February 12, 2009 100,000 and 140,000, and 1,118,182 common shares respectively were issued pursuant to the first, second and third anniversary payments.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

c)    Panama

During the prior year, the Company, through its Panamanian subsidiary Minera Verde S.A. (“Minera Verde”), has signed a binding Letter of Intent with Compania Minera Clifton S.A. (“Minera Clifton”) to acquire a 100% interest in the Remance project located in Panama, Central America. The Formal Agreement, once executed, will grant Minera Verde the exclusive right and option (the “Option”) to acquire Minera Clifton’s right, title and interest in the Remance project. The Company is currently seeking comfort from the government of Panama that the exploitation concession will be renewed before executing the formal agreement.

The Option may be exercised by the Company by completing the following terms:

i)	Paying to Minera Clifton the sum of $200 payable as follows

	On the date of execution of the Formal Agreement	$50
	On the date which is 3 months after the date of execution of the Formal Agreement	$50
	On the date which is 6 months after the date of execution of the Formal Agreement	$50
	On the date which is 10 months after the date of execution of the Formal Agreement	$50

ii)	Issuing 5 million common shares of the Company on the date of execution of the formal Agreement.

iii)	Conducting a drilling program during the “Option Period” (the 12 months following the receipt of the required permissions from the Panamanian government).

iv)

Giving written notice to Minera Clifton 10 days after the last day of the Option Period that it intends to exercise the Option in consideration of which the Company will pay to Minera Clifton the sum of $5,000 payable at the election of Minera Clifton, in cash or common shares of the Company.

d)    Hog Ranch, Nevada, USA

During the prior year, the Company, through its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), has signed a Letter of Intent with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

On July 8, 2011, the Company signed a Definitive Agreement with ICN and WGI to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

The Company, at its option, is required to spend an aggregate of $8 million in exploration expenditures and to issue an aggregate of one million common shares of Pacific Rim according to the following schedule:

i)	$500 on or before July 8, 2012;

ii)	a further $1,000 on or before July 8, 2013;

iii)	a further $1,500 on or before July 8, 2014;

iv)	a further $2,000 on or before July 8, 2015;

v)	a further $3,000 on or before July 8, 2015; and

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

Share payments of up to 1.0 million shares as follows:

i)	200,000 common shares of Pacific Rim within five business days of receipt of approval of the Definitive Agreement by the TSX Venture Exchange (issued July 14, 2011); and

ii)	200,000 common shares of Pacific Rim on or before each of the second, third, fourth and fifth anniversaries of the effective date of the Definitive Agreement being July 8, 2011.

Pacific Rim, through PREx, will be the operator of the Hog Ranch Property. Upon PREx earning the interest, PREx and WGI agree to participate in a joint venture for further exploration and development of Hog Ranch.

7.	Derivative Warrant

Warrants issued in private placement that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in the February 2008, January 2010, October 2010 and May 2011 private placements have an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants do not to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the warrants will be recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised. Of the total amount of warrants outstanding as at July 31, 2011, a total of 30,375,000 have been accounted for using marked to market accounting policy.

The remaining 2,789,100 warrants have been issued to agents for services provided for a capital raising transaction and are not classified as a financial liability of the Company. The initial fair value of these warrants have been recognized as a share issuance costs and included in contributed surplus.

A summary of the Company’s warrants is as follows:

	Warrants	Weighted Average
	Outstanding	Exercise Price
		(Cdn$)
Balance – April 30, 2010	19,802,350	$0.61
Issued	10,790,000	$0.30
Expired	(7,061,350)	$1.34
Balance – April 30, 2011	23,531,000	$0.30
Issued	9,633,100	$0.30
Balance – July 31, 2011	33,164,100	$0.30

At July 31, 2011, there were 33,164,100 (April 30, 2011 – 23,531,000) warrants outstanding with a weighted average exercise price of Cdn$0.30.

Number of warrants	Exercise price (Cdn$)	Expiry
12,741,000*	0.30	January 14, 2013
10,790,000**	0.30	October 8, 2012
9,633,100**	0.30	May 2, 2013
33,164,100

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

* Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn$0.40 for 20 consecutive days and the Company receives an approved environmental permit for its El Dorado property in El Salvador.

** Exercise of these warrants can be accelerated should the Company’s stock trade above a weighted average price of Cdn$0.50 for 20 consecutive days.

The fair value of the warrants has been estimated at July 31and April 30 and was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	July 31, 2011	April 30, 2011	May 1, 2010
Risk-free interest rate	1.39%	1.67%	1.81%
Expected dividend yield	NIL	NIL	NIL
Expected stock price volatility	85%	86%	93%
Expected life in years	1.5 years	1.6 years	1.9 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate.

8.	Share Capital

Common Shares

Authorized: Unlimited number of common shares

Private Placement Financing

On May 3, 2011, the Company completed a private placement with gross proceeds of $3,897 (Cdn$3,696) through the issuance of 17,600,000 units. Each unit consisted of one share and one- half of one share purchase warrant. The Company allocated $3,213 to the common shares and $684 to the share purchase warrants based upon the relative fair values. Each warrant will entitle the holder to acquire one common share of the Company for a period of two years from the closing date at a price of Cdn$0.30.

The finders were issued a total of 233,400 units. The Company allocated $43 to the common shares and $9 to the share purchase warrants based upon the relative fair values. The finders were also issued 716,400 warrants, the warrants having the same terms as the warrants issued under the units and having a fair value of $67.

During the year ended April 30, 2011, the Company closed a private placement with the issuance of 19,600,000 units at a price of Cdn$0.17 per unit for gross proceeds of $3,287 (Cdn$3,332). Each Unit is comprised of one common share and one half of one common share purchase warrant. The Company allocated $2,872 to the common shares and $415 to the share purchase warrants based upon the relative fair values. Each warrant will entitle the holder to acquire one common share of the Company for a period of two years from the closing date at a price of Cdn$0.30.

The finders were issued a total of 660,000 units. The Company allocated $97 to the common shares and $14 to the share purchase warrants based upon the relative fair values. The finders were also issued 660,000 warrants, the warrants having the same terms as the warrants issued under the units and having a fair value of $32.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

The allocation of fair value of the units and warrants issued during the current year and prior year was estimated using the Black-Scholes option pricing model with the following assumptions:

	May 3, 2011	October 8, 2010
Risk-free interest rate	1.67%	1.42%
Expected dividend yield	NIL	NIL
Expected stock price volatility	91%	85%
Expected life in years	2 years	2 years

Stock Options

On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant.

a)   Current options details are as follows:

		Weighted Average
		Exercise Price
	Number of Options	(in Cdn $)
Options outstanding at April 30, 2010	8,133,134	$0.58
Granted	3,125,000	$0.21
Forfeited	(963,334)	$0.70
Options outstanding at April 30, 2011 and July 31, 2011	10,295,000	$0.39

Options vested as at July 31, 2011	7,858,333	$0.45

b)   Stock options outstanding at the end of July 31, 2011 is as follows:

Options	Options	Price per	Remaining	Expiry Date
Outstanding	Exercisable	Share	contractual life
			(years)

905,000	905,000	Cdn$0.92	0.08	August 28, 2011
125,000	125,000	Cdn$1.34	0.34	December 3, 2011
100,000	100,000	Cdn$1.32	0.53	February 11, 2012
225,000	225,000	Cdn$0.96	1.08	August 27, 2012
975,000	975,000	Cdn$1.17	1.61	March 9, 2013
2,555,000	2,555,000	Cdn$0.17	2.42	December 29, 2013
225,000	225,000	Cdn$0.21	3.07	August 25, 2014
30,000	20,000	Cdn$0.29	3.12	September 10, 2014
2,030,000	1,403,333	Cdn$0.21	3.49	January 26, 2015
250,000	250,000	Cdn$0.20	3.86	June 10, 2015
225,000	225,000	Cdn$0.17	4.07	August 25, 2015
2,550,000	850,000	Cdn$0.92	4.38	December 16, 2015
100,000	-	Cdn$0.92	4.48	January 23, 2016

10,295,000	7,858,333		2.87

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

c)     Fair value of stock options granted

The 3,125,000 options granted during the year ended April 30, 2011 have been allocated a total fair value of $410 with a weighted average fair value of $0.13. The allocation of fair value was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

2011
Risk-free interest rate	2.24% - 2.29%
Expected dividend yield	NIL
Expected stock price volatility	96% - 99%
Expected life in years	4 – 5 years

The total stock-based compensation recognized during the three months ended July 31, 2011 was $71 (2010 - $54) with the offsetting entry to contributed surplus.

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate.

9.	Related Party Transactions

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below.

Trading transactions

The Company’s Chief Financial Officer renders services to the Company through a company in which he is a partner.

Nature of transactions
Avisar Chartered Accountants	Accounting fees

The Company incurred the following fees and expenses in the normal course of operations in connection with related parties. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

	Three Months Ended	Three Months Ended
	July 31, 2011	July 31, 2010
Accounting fees	$34	$20

Amounts due to related parties are unsecured, non-interest bearing and due on demand. Accounts payable at July 31, 2011 included $22 (April 30, 2011 - $8; May 1, 2010 - $7) which were due to a company whose partner is also an officer of the Company.

Compensation of key management personnel

The remuneration of the directors, chief executive officer, president and chief operating officer, chief financial officer and vice president of operations (collectively, the key management personnel) during the three months ended July 31, 2011 and 2010 were as follows:

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

		Three Months Ended	Three Months Ended
	Note	July 31, 2011	July 31, 2010
Salaries and directors’ fees		$101	$99
Share-based compensation	(i)	54	42

		$155	$141

(i)	Share-based compensation represents the expense for the three months ended July 31, 2011, translated at the average foreign exchange rate for the period.
(ii)	Key management personnel were not paid post-employment benefits, termination benefits, or other long-term benefits during the three months ended July 31, 2011 and 2010.

10.	Commitments

The Company has entered into an operating lease agreement, commencing February 1, 2008 to January 30, 2013. The minimum monthly lease payments are $4 (Cdn$3).

11.	Contingent Liability

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company. Pursuant to the terms of the sale agreement, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued any closure costs for amounts greater than $7 million as at April 30, 2011. The Company estimates total reclamation and environmental closure costs to be $4.9 million. The Company believes the contingent liability relating to the reclamation and environmental closure costs exceeding $7 million is unlikely. Therefore no amount has been recorded as a liability for these costs.

12.	Segmented Information

Total Assets	July 31, 2011	April 30, 2011	May 1, 2010
Canada	$3,944	$1,069	$1,186
USA	102	22	98
El Salvador	5,615	5,590	5,643
Total	$9,661	$6,681	$6,927

Equipment and Leaseholds	July 31, 2011	April 30, 2011	May 1, 2010
Canada	$11	$8	$16
USA	24	-	1
El Salvador	-	-	21
Total	$35	$8	$38

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

	Three Months Ended July 31,
Net Income (Loss)	2011	2010
Canada	$772	$152
USA	(327)	(769)
El Salvador	(227)	(228)
Other	(6)	-
Total	$212	$(845)

13.	Transition to International Financial Reporting Standards

IFRS 1 First-time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated May 1, 2010:

IFRS 3 - Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after May 1, 2010.

IFRS 2 - Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010.

     IFRS

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value. Awards based in a currency other than the Company’s functional currency are translated at the foreign exchange rate in effect on the grant date of the award and the resulting fair value is amortized over the vesting period of the respective tranches. Forfeiture estimates are included in the calculation of fair value of share-based awards, and are revised for actual forfeitures in subsequent periods.

     Canadian GAAP

The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value may be recognized on a straight-line basis over the vesting period. Forfeitures of awards may be recognized as they occur.

There was no impact to the Company upon the adoption of IFRS 2 because all calculations and amounts were compliant with IFRS.

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. The Company elected to apply IFRS 3 prospectively.

Under IFRS 1 the Company may elect to revalue individual assets within its property, plant, and equipment tangible assets at the transition date and use this fair value as the deemed transition cost. The Company has not made this election, and did not make an adjustment to the carrying value of its property, plant and equipment tangible assets at transition.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated May 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of May 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

The Company has adopted IFRS on May 1, 2011 with a transition date of May 1, 2010. Presented below is a reconciliation to IFRS of assets, liabilities, equity, and net loss of the Company from those previously reported under Canadian GAAP. There are no material differences between the cash flow statements presented under IFRS and Canadian GAAP.

	April 30,	July 31,	May 1,
	2011	2010	2010
Total Assets under Canadian GAAP and IFRS	$6,681	$6,202	$6,927

Total Liabilities Under Canadian GAAP Adjustments	$2,688	$3,080	$2,626
Deferred income tax recorded on acquisition of an asset	(1,046)	(1,046)	(1,046)
Derivative Liability	1,649	1,094	1,482
Total Liabilities Under IFRS	$3,291	$3,128	$3,062

Total Equity Under Canadian GAAP Adjustments	$3,993	$3,122	$4,301
Deferred income tax recorded on acquisition of an asset	1,046	1,046	1,046
Derivative liability	(1,649)	(1,094)	(1,482)
Total Equity Under IFRS	$3,390	$3,074	$3,865

Pacific Rim Mining Corp.
Notes to Condensed Interim Consolidated Financial Statements
Three Months Ended July 31, 2011 and 2010
In thousands of U.S. Dollars, except per share amounts
(Unaudited)

	For the Year	For the Three
	Ended April	Months Ended
	30, 2011	July 31, 2010
Total Net Loss Under Canadian GAAP	$4,002	$1,233
Adjustment
Derivative liability	(247)	(388)
Total Net Loss Under IFRS	$3,755	$845

a)	Derivative Liability

Under Canadian GAAP, warrants included in financings are accounted for at their carrying value within shareholders’ equity. Under IFRS, these warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in January 2010 and October 2010 private placement have an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants do not to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the warrants will be recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they are fully exercised.

On transition to IFRS, as at May 1, 2010, the Company recorded a reclassification adjustment to record the warrant liability, net of share issuance costs of $1,482, decreased the contributed surplus by $2,324 and decreased the deficit at transition by $842.

During the year ended April 30, 2011, the Company recorded a warrant revaluation income of $247 resulting from the mark-to-market impact of this derivative liability.

As at April 30, 2011, to have the Company compliant with IFRS, the Company recorded a reclassification adjustment to record the warrant liability of $1,649 and decreased the contributed surplus by $2,722 and decreased the deficit by $1,073.

Warrants that have been issued to agents for services provided for a capital raising transaction and are not classified as a financial liability of the Company. The initial fair value of these warrants have been recognized as a share issuance costs and included in contributed surplus.

b)	Taxes

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Under IFRS, temporary differences resulting from the initial recognition of assets or liabilities that do not affect accounting or taxable profit do not result in a deferred tax asset or liability. As of the date of transition, the Company has therefore derecognized the impact of future income tax liabilities which had previously been recognized on the asset acquisition of the El Dorado project.

As at May 1, 2010, there was a decrease in the deferred tax liability from $1,046 to $Nil, a decrease of $1,046 and a corresponding decrease in the deficit.